UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of January 2019

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless announces zero-cost cloud management and 24/7 support for all new AirLink routers and gateways

AirLink Complete management and support service delivers peace of mind and best-in-class customer experience with comprehensive device management, security monitoring, 24/7 technical support and extended warranty

VANCOUVER, British Columbia--(BUSINESS WIRE)--January 17, 2019--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), the leading provider of fully integrated device-to-cloud solutions for the Internet of Things (IoT), today announced the availability of AirLink® Complete, a new comprehensive management and support service that delivers a best-in-class experience by combining cloud-based management, security monitoring, 24/7 technical support and extended warranty. Every purchase of eligible AirLink routers and gateways will include one complimentary year of AirLink Complete.

IoT networking is mission critical for a wide range of industries from industrial to utilities to first responders. Deployments include thousands to hundreds of thousands of devices that need to be managed and supported in real time, especially with the rise in cybersecurity threats. AirLink Complete provides Sierra Wireless customers with 24/7 support, remote management and immediate access to critical updates with their new AirLink devices.

“For nearly 25 years, enterprises have relied on Sierra Wireless AirLink routers and gateways to keep their work force, mobile and fixed assets and mission-critical applications connected to the enterprise,” said Tom Mueller, Vice President, Product Line Management, Sierra Wireless. “In today’s environment, customers need a partner that can provide the flexibility, tools and support services to help them manage and secure their networks. AirLink Complete is our ongoing commitment to be the industry’s leading solution and services provider, giving customers a best-in-class experience and peace of mind that we will stand with them to accelerate deployment and minimize risk.”

AirLink Complete provides one simple plan with full access to the cloud-based AirLink Management Service (ALMS), direct technical support and warranty. After the first year, customers have options for multi-year support and management service to fit their needs. They can access more in-depth reporting and analytics with options that include ALMS ARA (Advanced Reporting and Analytics) or hosted AMM (AirLink Mobility Manager).

“I manage the IT operations of a small-town police department, and I don’t have the same level of in-house IT support resources as the larger city or metro agencies,” said Lt. G. Katz of Billerica Police Department. “AirLink Management Service is a must-have tool for fleets of our size to effectively configure, manage and troubleshoot. Being able to draw on technical support directly from Sierra Wireless, combined with the local support of their reseller partner, assures us that we can maintain a continuous level of connectivity to our officers.”

“AirLink Complete leads to a great end-customer experience, and it also provides our reseller partners and solution providers maximum flexibility while supporting their customer over the lifetime of their deployment,” said Brian Taney, CEO, GetWireless. “Our resellers and solution providers span a number of different industries and markets, and thus need service options rather than a ‘one-size-fits-all’ model in order to provide the best support possible.”

Pricing and Availability

Effective January 1st, 2019, every purchase of an eligible AirLink device (MP, RV, GX, ES, LX series only) includes one year of AirLink Complete. AirLink Complete includes:

  Access to cloud-based Network Management tools AirLink Management Service (ALMS) to assist with deployment, configuration and upgrades
  Direct access to 24/7 customer support from Sierra Wireless
  Three (3) year hardware warranty (standard)
  Free firmware updates for the life of the device, available on release
  Free access to the Source at https://source.sierrawireless.com for all technical documentation and software downloads

After the first year, customers can renew AirLink Complete starting at $50/device/year. Options for other management services are available. Customers may also choose to renew just the management system at a reduced cost. Firmware updates and 3-year hardware warranty continue to be included at no cost.

To Learn More

Customers and partners are invited to learn more about these offerings and changes by attending a webinar on January 23, 2019 at 8am PT.

Resources

  Datasheet: AirLink Complete
  Blog: Lower Security Risks, Reduce Costs and Increase ROI with an IoT Network Management Solution

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is an IoT pioneer, empowering businesses and industries to transform and thrive in the connected economy. Customers Start with Sierra because we offer a device to cloud solution, comprised of embedded and networking solutions seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide rely on our expertise in delivering fully integrated solutions to reduce complexity, turn data into intelligence and get their connected products and services to market faster. Sierra Wireless has more than 1,300 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Media:
Kim Homeniuk
+1 604 233 8028
khomeniuk@sierrawireless.com

Investors:
David Climie
+1 604 231 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	January 17, 2019